

Mail Stop 4720

September 16, 2009

By U.S. Mail and facsimile to 011-81-3-5419-5901

Haruyuki Urata
Chief Financial Officer
ORIX Corporation
Mita NN Bldg, 4-1-23 Shiba, Minato-Ku
Tokyo, 108-0014, Japan

> **Re: ORIX Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **File No. 001-14856**

Dear Mr. Urata:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Year ended March 31, 2009

Operating and Financial Review and Prospects

Fair Value Measurements, page 37

1.   We note the following disclosure in this section regarding fair value measurements of financial assets on a recurring basis as of March 31, 2009:

- Available-for-sale securities, consisting mainly of mortgage-backed and other asset-backed securities, were 91% of the total carrying value of the financial assets.

- Level 3 financial assets were 57% of the total carrying value of financial assets and available-for-sale securities were 98% of total Level 3 financial assets. .

- Approximately 15% of available-for-sale securities, consisting mainly of CMBS and RMBS in the United States, were transferred to Level 3 inputs in fiscal 2009 from other levels due to certain markets that became inactive.

In view of the significance of Level 3 financial assets, which include mortgage-backed and assets-backed securities, and the effect of inactive capital markets on your valuation methodologies, please consider providing in future filings additional information about the judgments and assumptions underlying your fair value measurements, the sensitivity of your measurements to those assumptions, and details about the methodology and inputs you used so that investors can better understand your accounting and disclosure. For example, to the extent they are material to your own facts and circumstances consider including the following information in this section in future filings:

- Discuss the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

- Explain how you incorporated credit risk in the assumptions that were used to determine the fair valuation of mortgage-backed and asset-backed securities.

- Describe the criteria you used to determine whether the market for a financial instrument is active or inactive.

- Describe in greater detail which financial instruments are affected by the lack of market liquidity, how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments.

- To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, consider discussing the effect of making specific changes in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

Critical Accounting Policies and Estimates, Impairment of Investments in Securities, page 40

2.   We refer to Note 9, Investment Securities that states on page F-32 the early adoption of FSP FAS 115-2 and FAS 124-2 did not result in a significant impact on your results of operations or financial position in fiscal 2009.   Please tell us and in future filings revise this section and Note 1(i), Investment in Securities on page F-12, to discuss how the Company has adopted the significantly revised recognition criteria described in paragraphs 19 to 26 of this pronouncement for determining whether an impairment of a debt security is other than temporary. For example, consider including the following disclosure:

  • Tell us how you adopted the new criteria for determining whether an other-than-temporary impairment has occurred if you do not intend to sell, but will more likely than not be required to sell the security, before the recovery of its amortized cost basis. Refer to paragraph 21 of this pronouncement.

  • Tell us how you have adopted the new evaluation criteria that assumes an other-than-temporary impairment has occurred for the entire amortized cost of the security if the present value of the cash flows expected to be collected is less than the amortized basis of the security. Refer to paragraphs 22 and 23 of this pronouncement.

  • Discuss the additional factors to consider when determining whether a credit loss exists which include: the historical and implied volatility of the fair value of the security, the payment structure of the debt security including non-traditional loan terms, and the consideration of recoveries or additional declines subsequent to the balance sheet date. Refer to paragraph 25 of this pronouncement.

Financial Statements for the fiscal period ended March 31, 2009

Note 1(ae), Significant Accounting and Reporting Policies, New Accounting Pronouncements, page F-17.

3.   We note the following accounting pronouncements were effective for the fiscal year ended March 31, 2009 or the interim period ended June 30, 2009, and their adoption was not discussed in this footnote or in Note 1(ac), New accounting pronouncements, on page 37 of the June 30, 2009 financial statements in Form 6-K dated August 14, 2009:

- FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", issued on October 10, 2008 and effective upon issuance.

- FSP FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" effective for interim and annual reporting periods ending after Jun 15, 2009 with early adoption permitted for periods ending after March 15, 2009.

- FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments", effective for interim periods ending after June 15, 2009 with earlier adoption permitted for periods ending after March 15, 2009.

- FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" effective for interim and annual periods ending after December 15, 2008.

- FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments, effective for interim and annual reporting periods ending after June 15, 2009 and early adoption was permitted for periods ending after March 15, 2009. Refer to Note 9, Investment Securities, on page F-32 that states you early adopted this accounting pronouncement and it did not have a significant impact on your results of operations or financial position in fiscal 2009.

Please tell us and discuss in future annual and interim filings when and how these accounting standards were adopted and where you have provided the required financial statement and footnote disclosure. In future filings, please include the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

- Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

- Include a discussion of the adoption methods allowed and the method the Company expect to use.

- Discuss the impact the adoption of the standard is expected to have on the financial statements of the registrant, unless it is not known or cannot be reasonably estimated.

- Disclose the potential impact of other significant matters you believe might result from adopting the standard. Consider issues such as technical violations of debt covenants and planned changes in business practices.

Note 2, Fair Value Measurements, page F-19

4. We refer to the first paragraph on page F-22 that provides information on financial assets measured at fair value, such as real-estate collateral dependent loans. Please tell us and in future filings provide the following information:

    - Provide the information regarding financial assets and liabilities measured on a nonrecurring basis in a tabular format. Refer to paragraphs 34 and the example in paragraph A36 of Appendix A of SFAS 157.

    - Describe the inputs and information used to develop the inputs for fair value measurements using Level 3 inputs. Refer to paragraph 33.c of SFAS 157.

    - Discuss the valuation techniques use to measure their fair value including any changes in the valuation techniques used to measure similar assets in prior periods. Refer to paragraph 33.d of SFAS 157.

Note 5, Investment in Direct Financing Leases, page F-24

5. We note the estimated residual values of $553 million as of March 31, 2009 whose accounting estimates affect the operations of the Corporate Financial Services segment, as stated in the "Unguaranteed Residual Value of Direct Financing Leases and Operating leases" critical accounting policy on page 42. Considering the Corporate Financial Services segment had a segment loss of $106 million for fiscal 2009, please tell us and revise future filings to discuss how you determined there were no material declines in estimated unguaranteed residual values for this operating segment that were other than temporary. Refer to paragraphs 17(d) and 18(d) of SFAS 13.

Note 9, Investment in securities, page F-29

6. We note the second paragraph on page F-32 states the early adoption of FSP FAS 115-2 and FAS 124-2 did not result in a significant impact on your results of operations or financial position in fiscal 2009.   Please tell us and revise this footnote in future filings to discuss how the Company implemented the new recognition criteria and disclosure requirements related to other-than-temporary impairments of debt securities. Consider in your response the following:

    - Tell us how you adopted the new recognition criteria based on an assessment as to whether you have the intent to sell the debt security or it is more likely than not that you will be required to sell the debt security before its anticipated recovery.

- o Reconcile this new evaluation methodology to your conclusion that there were no other-than-temporary impairments, partially due to your ability and intent to hold these securities for a sufficient time period to recover their amortized cost.

- o Refer in your response to paragraph 7 of FSP FAS 115-2 and FAS 124-2 that modifies the assertion in your footnote and to the new recognition criteria in paragraphs 19 to 26 of the pronouncement.

- Discuss how the Company has implemented the criteria for determining whether a credit loss exists for beneficial interests in a securitized financial asset that fall under the guidance of EITF Issue 99-20 and for debt securities accounted for under AICPA SOP 03-3.   Refer in your response to the following:

  - o The first paragraph on page F-33 states in 2009 a foreign subsidiary acquired debt securities for which the Company considers it will probably not recover all contractual amounts under AICPA SOP 03-3.

  - o Note 10, Securitization Transactions, on page F-33 states you retained beneficial interests related to securitizations that are subject to credit risk and interest rate risk.

  - o The accounting guidelines in paragraph 24 of FSP FAS 115-2 and FAS 124-2.

- We note the last paragraph on page F-29 states in 2009 you recorded losses on securities of 18.6 billion yen for other-than temporary declines in the market values of the securities.   Please tell us and revise this disclosure in future filings to:

  - o Disclose, by major security types, the nature and credit risks of the investment securities that had other-than-temporary impairment losses and explain why no other-than-temporary impairments were recorded with respect to the remaining investments of the same security type and with similar credit risks.

  - o Disclose the reasons why a portion of an other-than-temporary impairment was not recognized in earnings and the methodology and inputs to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. Refer to paragraphs 38 and 29 of FSP FAS 115-2 and FAS 124-2.

    o Provide a roll-forward table of the amounts related to credit losses recognized in earnings in accordance with paragraph 30 and paragraph 43 of FSP FAS 115-2 and FAS 124-2.

    o Provide the income statement presentation for other-than-temporary impairments in the statement of earnings with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income. Refer to paragraphs 30 and 35 of FSP FAS 115-2 and FAS 124-2.

    o Discuss why you have not separated the other-than-temporary impairment losses recognized in 2009 into an amount representing credit loss and an amount related to all other factors. Refer to paragraph 29 of this pronouncement.

Note 12, Investments in Affiliates, page F-40

7. We refer to the last paragraph on page F-42 that states in fiscal 2009 you measured certain investments in affiliates at 10.2 billion yen ($104 million) by electing the fair value option under SFAS 159 in order to earn a capital gain. Please tell us and discuss in future filings the following information:

- Discuss why you believe this reason for electing the fair value option qualifies as being in agreement with the objectives of SFAS 159 for permitting the use of the fair value option.

- Refer to paragraphs 1 and A3 of SFAS 159 that discuss the reasons for permitting the fair value option with a focus on improving financial reporting through the mitigation of earnings volatility caused by using mixed measurement attributes to report assets and liabilities without having to apply complex hedge accounting provisions.

- Tell us where you have provided the disclosures required by paragraph 18.f of SFAS 159 and paragraph 20 of APB 18 for investments that would have been accounted for under the equity method if you had not chosen to apply the fair value option.

Form 6-K filed August 14, 2009

Note 4, Investment Securities, page 42

8.   We refer to the gross unrealized losses of 24 billion yen as of June 30, 2009 of which 18 billion yen or 75% relate to mortgage backed and other asset-backed securities. Please tell us where you have provided the following information:

- The conclusion by management as to whether any of the securities in an unrealized loss position as of June 30, 2009 were other-than-temporarily impaired and the basis for reaching that conclusion.

- The interim period information by major security type required by paragraph 41 of FSP FAS 115-2 and FAS 124-2 with respect to investments in an unrealized loss position for which other than temporary impairments have not been recognized.

- Tell us where you have provided the disclosures required by paragraph 17 of FSP FAS 115-1 and FAS 142-1 including the aggregate fair value of unrealized losses that have been in a continuous unrealized loss position for 12 months or longer and narrative information that allows the investor to consider the positive and negative factors the Company considered in reaching the conclusion that impairment are other than temporary.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant